SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

July 16, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on July 16, 2025.

Payment of Cash Dividend

We hereby inform to the Shareholders of Banco Macro S.A. that, pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 4th 2025, (ii) Communique “A” 8214 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 10 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last June 4th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on July 16th 2025, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 2 of the cash dividend of AR $ 34,529,085,525.33, (i.e., AR $ 54.0011909248 per share representing 5,400.1190% of the capital stock of AR $639,413,408).

Available as of: 07/30/2025

Record date: 07/29/2025

As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.

Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 16, 2025

MACRO BANK INC.

By:	/s/ Juan M. Parma
Name: Juan M. Parma
Title: Chief Executive Officer